EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of Verizon Communications Inc. (“Verizon”) for the registration of $3,304,145,000 aggregate principal amount of 2.625% notes due 2020, $4,500,038,000 aggregate principal amount of 4.862% notes due 2046 and $5,500,001,000 aggregate principal amount of 5.012% notes due 2054 and to the incorporation by reference therein of our reports dated February 27, 2014, with respect to the consolidated financial statements and schedule of Verizon and the effectiveness of internal control over financial reporting of Verizon, incorporated by reference in its Annual Report (Form 10-K) for the year ended December 31, 2013, filed with the Securities and Exchange Commission.

/s/  Ernst & Young LLP

New York, New York

December 12, 2014